CORNERCAP Small-Cap Value FUND

AMENDMENT No. 1 TO

AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

This AMENDMENT No. 1 is entered into as of December 15, 2015, to the Amended and Restated Investment Advisory Agreement ("Advisory Agreement"), dated May 31, 2007, by and between The CornerCap Group of Funds, a Massachusetts business trust (the "Trust") and CornerCap Investment Counsel, Inc. (the "Adviser") for the CornerCap Small-Cap Value Fund (previously known as the Growth Fund) (the "Fund").

WHEREAS, each of the Trust and the Adviser is a party to the Advisory Agreement; and

WHEREAS, each of the Trust and the Adviser desires to amend the Advisory Agreement to reflect a change in the fees paid to the Adviser thereunder;

NOW, THEREFORE, the parties hereby agree as follows:

1.   Section 5(a) of the Agreement is hereby deleted in its entirety and replaced with the following: "The Fund agrees to pay the Advisor and the Advisor agrees to accept as full compensation for all services rendered by the Advisor hereunder, and annual management fee payable monthly and computed on the net asset value of the Fund as of the close of business each business day at the annual rate of 0.9% of such net asset value."

2.   Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be executed by a duly authorized officer as of the day and year first above-written.

CORNERCAP GROUP OF FUNDS

By:	/s/ Thomas E. Quinn
Thomas E. Quinn
President

CORNERCAP INVESTMENT COUNSEL, INC.

By:	/s/ Thomas E. Quinn
Thomas E. Quinn
Chief Executive Officer